APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Piecemeal, LLC 2018 P&L

Piecemeal Pie	Jan - Dec 18
Income	
43600 · Catering	$ 400
49900 · Uncategorized Income	9,642
43850 · Gift Certificates	-
43700 · Alcohol Sales	25,784
43800 · Food Sales	296,248
43900 · Employee Discount	-
Total Income	332,074
Cost of Goods Sold	
50500 · Cash Over or Short	(472)
50000 · Alcohol Purchases	15,999
50900 · Food Purchases	87,733
51800 · Merchant Account Fees	7,381
53100 · Restaurant Supplies	5,901
Total COGS	116,542
Gross Profit	215,532
Expense	
68800 · Rubbish Removal	1,257
65000 · Tools and Equipment	1,794
60210 · Gasoline	311
68610 · Propane	1,234
66500 · General Supply	253
63400 · Materials and Supplies	4,411
60410 · Bank Fees	940
67300 · Subcontractor	2,338
60501 · Postage and Delivery	189
62600 · Fees and Permits	1,242
60200 · Automobile Expense	3,739
64000 · Miscellaneous Expense	2,998
53050 · Cleaning Supplies	3,274
63500 · Interest Expense	2,959
53102 · Travel	98
53101 · Meals & Entertainment	2,922
60000 · Advertising and Promotion	746
60400 · Bank Service Charges	725
61000 · Business Licenses and Perm	930
61700 · Computer and Internet Expe	1,847
63300 · Insurance Expense	5,543
64900 · Office Supplies	428
66000 · Payroll Expenses	84,662
66750 · Payroll Taxes	18,217
66700 · Professional Fees	3,538
67100 · Rent Expense	22,115
67200 · Repairs and Maintenance	4,332
68100 · Telephone Expense	2,809
68500 · Uniforms and Laundry	1,630
68600 · Utilities	7,175
Total Expense	184,656
Net Ordinary Income	$ 30,877

Piecemeal Pie as of 31-Dec-18

ASSETS
Current Assets
Checking/Savings

10060 · Mascoma Tax Account xxx-2456	$	2,518
10150 · Petty Cash		300
10000 · Mascoma Savings Bank xxx-233		1,134
10050 · Mascoma Savings Bank xxx-460		561
10100 · Cash Registers		500
Total Current Assets		5,013

Fixed Assets	
16000 · Machinery & Equipment	6,978
17000 · Accumulated Depreciation	(976)
15000 · Furniture and Fixtures	9,471
17500 · Fit-ups	27,810
Total Fixed Assets	43,284

TOTAL ASSETS	$	48,297

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Other Current Liabilities

Square Capital Loan	$	7,227
25500 · Sales Tax Payable		2,248
Total Current Liabilities		9,475

Long Term Liabilities	
27200 · Nina Russo	2,985
27000 · Community Capital	19,980
27100 · HBRLF	23,259
Total Long Term Liabilities	46,224
Total Liabilities	55,699
Equity	(7,402)

TOTAL LIABILITIES & EQUITY	$	48,297

Piecemeal, LLC 2019 P&L

Piecemeal Pie	Jan - Dec 19
Ordinary Income/Expense	
Income	
43600 · Catering	$ 6,800
43850 · Gift Certificates	545
43700 · Alcohol Sales	25,642
43800 · Food Sales	360,869
Total Income	393,857
Cost of Goods Sold	
50000 · Alcohol Purchases	12,423
50900 · Food Purchases	109,453
51800 · Merchant Account Fees	11,275
53100 · Restaurant Supplies	9,752
Total COGS	142,903
Gross Profit	250,954
Expense	
66800 · Professional Development	466
68800 · Rubbish Removal	550
65000 · Tools and Equipment	1,977
60210 · Gasoline	930
66500 · General Supply	13
63400 · Materials and Supplies	8,037
60410 · Bank Fees	421
67300 · Subcontractor	9,503
60501 · Postage and Delivery	213
62600 · Fees and Permits	1,080
60200 · Automobile Expense	2,762
64000 · Miscellaneous Expense	730
53050 · Cleaning Supplies	3,097
53103 · Charitable Contributions	50
63500 · Interest Expense	2,294
53102 · Travel	277
53101 · Meals & Entertainment	4,871
60000 · Advertising and Promotion	2,326
60400 · Bank Service Charges	811
61000 · Business Licenses and Permits	115
61700 · Computer and Internet Expens	2,461
63300 · Insurance Expense	5,829
64900 · Office Supplies	321
66000 · Payroll Expenses	92,403
66750 · Payroll Taxes	12,541
66700 · Professional Fees	9,104
67100 · Rent Expense	26,665
67200 · Repairs and Maintenance	4,896
68100 · Telephone Expense	2,940
68500 · Uniforms and Laundry	2,689
68600 · Utilities	9,857
Total Expense	210,231
Net Ordinary Income	$ 40,723

Piecemeal, LLC 2019 Balance Sheet

Piecemeal Pie as of		31-Dec-19
ASSETS		
Current Assets		
Checking/Savings		
10060 · Mascoma Tax Account xxx-24	$	2,518
10150 · Petty Cash		300
10000 · Mascoma Savings Bank xxx-2		17,663
10050 · Mascoma Savings Bank xxx-4		618
10100 · Cash Registers		500
Total Checking/Savings		21,599
Other Current Assets		
12400 · Food Inventory		238
12000 · Undeposited Funds		600
Total Other Current Assets		838
Total Current Assets		22,438
Fixed Assets		
16000 · Machinery & Equipment		6,978
17000 · Accumulated Depreciation		(976)
15000 · Furniture and Fixtures		9,471
17500 · Fit-ups		27,810
Total Fixed Assets		43,284
TOTAL ASSETS	$	65,722
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
CCVT Loan	$	40,000
Square Capital Loan		294
24500 · Wages Payable (Net Pay)		(812)
24000 · Payroll Liabilities		(2,538)
25500 · Sales Tax Payable		3,868
Total Current Liabilities		40,811
Long Term Liabilities		
27200 · Nina Russo		2,545
27000 · Community Capital		10,144
27100 · HBRLF		14,548
Total Long Term Liabilities		27,237
Total Liabilities		68,048
Equity		(2,327)
TOTAL LIABILITIES & EQUITY	$	65,722

I, Justin Barrett, certify that:

1. The financial statements of PIECEMEAL LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PIECEMEAL LLC included in this Form reflects accurately the information reported on the tax return for PIECEMEAL LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Justin Barrett*

Name: Justin Barrett

Title: Owner